Filed by DEVON ENERGY CORPORATION
                      Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company:  Devon Energy Corporation
                                                Commission File No. 0-30176


      Devon Energy Corporation ("Devon Energy") made a filing pursuant to Rule 425 under the Securities Act of 1933 on July 27, 2000 (the "Rule 425 Filing"), that contained its press release and related supplementary information announcing its results of operations for the quarter and six months ended June 30, 2000. Page 6 of that Rule 425 Filing included supplementary pro forma information for the quarters and six months ended June 30, 2000 and 1999, as if the pending merger between Devon Energy and Santa Fe Snyder Corporation had been in effect for all periods presented. The pro forma production volumes reported in the Rule 425 Filing for the quarter ended June 30, 1999 are hereby revised to the volumes shown in the following table:

                           QUARTER ENDED JUNE 30,

                                   2000          1999        %CHANGE
                                   ----          ----        -------
Pro Forma Production Data:
      Oil (MBbls)                 11,179         6,522         71%
      Gas (MMcf)                 106,201        61,852         72%
      NGLs (MBbls)                 1,762           775        127%
      Mboe                        30,641        17,605         74%


                              INVESTOR NOTICES

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SEC BY DEVON AND SANTA FE SNYDER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY DEVON AND SANTA FE SNYDER WITH THE SEC AT THE SEC'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO DEVON) MAY ALSO BE OBTAINED FOR FREE FROM DEVON BY DIRECTING SUCH REQUEST TO: DEVON ENERGY CORPORATION, 20 NORTH BROADWAY, SUITE 1500, OKLAHOMA CITY, OKLAHOMA 73102-8260, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (405) 552-4570, E-MAIL: nakita.rizzo@dvn.com. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO SANTA FE SNYDER) MAY ALSO BE OBTAINED FOR FREE FROM SANTA FE SNYDER BY DIRECTING SUCH REQUEST TO: SANTA FE SNYDER CORPORATION, 840 GESSNER, SUITE 1400, HOUSTON, TEXAS 77024, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (713) 507-5307, E-MAIL: nperry@santafe-snyder.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the joint proxy statement/prospectus and in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the joint proxy statement/prospectus and Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.